Management’s Discussion and Analysis of Financial Results

INTRODUCTION
This management’s discussion and analysis (“MD&A”) of Brookfield Property Partners L.P. (“BPY”, the “partnership”, or “we”, “us”, or “our”) covers the financial position as of June 30, 2026 and December 31, 2025 and results of operations for the three and six months ended June 30, 2026 and 2025. The information in this MD&A should be read in conjunction with the unaudited condensed consolidated financial statements (the “Financial Statements”) and related notes as of June 30, 2026, included elsewhere in this report, and our Annual Report for the year ended December 31, 2025 on Form 20-F.

We disclose a number of financial measures in this MD&A that are calculated and presented using methodologies other than in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”). Non-IFRS Accounting Standards measures used in this MD&A are reconciled to or calculated from the most comparable IFRS Accounting Standards measure. We utilize these measures in managing our business, including performance measurement, capital allocation, and valuation purposes, and believe that providing these performance measures on a supplemental basis to our IFRS Accounting Standards financial measures is helpful to investors in assessing our overall performance. These financial measures should not be considered a substitute for similar financial measures calculated in accordance with IFRS Accounting Standards. We caution readers that these non-IFRS Accounting Standards financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS Accounting Standards financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS Accounting Standards, where applicable, are included within this MD&A on page 23. We also caution readers that this MD&A may contain forward-looking statements, see page 31 for our “Statement Regarding Forward-Looking Statements.”

This MD&A includes financial data for the three and six months ended June 30, 2026 and includes material information up to August 14, 2026.

OBJECTIVES AND FINANCIAL HIGHLIGHTS
BASIS OF PRESENTATION
Our primary investment is a 36% managing general partnership unit interest in Brookfield Property L.P. (the “Operating Partnership”), which provides us with the power to direct the relevant activities of the Operating Partnership.

Our capital structure is comprised of five classes of partnership units: General partnership units (“GP Units”), limited partnership units (“LP Units”), Redeemable/Exchangeable Partnership units (“REUs”), special limited partnership units of the Operating Partnership (“Special LP Units”) and FV LTIP units of the Operating Partnership (“FV LTIP Units”). In addition, the partnership issued Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 in the first quarter of 2019, Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 in the third quarter of 2019 and Class A Cumulative Redeemable Perpetual Preferred Units, Series 3 in the first quarter of 2020 (collectively, “Preferred Equity Units”). Holders of the GP Units, LP Units, REUs, Special LP Units and FV LTIP Units are collectively referred to throughout this MD&A as “Unitholders”. The LP Units and REUs have the same economic attributes in all respects, except that the holders of REUs have the right to request that their units be redeemed for cash consideration. In the event that Brookfield Corporation (“BN” or the “Corporation”), as the holder of the REUs exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, the Corporation, as holder of REUs, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of our partnership. However, given the redemption feature referenced above and the fact that they were issued by our subsidiary, we present REUs as a component of non-controlling interests.

We also discuss the results of operations on a segment basis, consistent with how we manage our business. As of June 30, 2026, the partnership is organized into four reportable segments: i) Office, ii) Retail, iii) LP Investments and iv) Corporate. These segments are independently and regularly reviewed and managed by the Chief Executive Officer, who is considered the chief operating decision maker (“CODM”).

This MD&A includes financial data for the period ended June 30, 2026 and includes material information up to the date of this Form 6-K. Financial data has been prepared using accounting policies in accordance with IFRS Accounting Standards. Non-IFRS Accounting Standards measures used in this MD&A are reconciled to such financial information. Unless otherwise specified, all operating and other statistical information is presented as if we own 100% of each property in our portfolio, regardless of whether we own all of the interests in each property. We believe this is the most appropriate basis on which to evaluate the performance of properties in the portfolio relative to each other and others in the market.

All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Canadian Dollars (“C$”), Australian Dollars (“A$”), British Pounds (“£”), Euros (“€”), Brazilian Reais (“R$”), Indian Rupees (“₨”), Chinese Yuan (“C¥” and “CNH”), South Korean Won (“₩”), United Arab Emirates Dirham (“AED”), Hong Kong Dollar (“HK$”), Swedish Krona (“SEK”), Japanese Yen (“¥”), New Zealand Dollar (“NZ$”), Singapore Dollar (“S$”), and Danish Krone (“DKK”) are identified where applicable.

We present certain financial information on a proportionate basis. Financial information presented on a proportionate basis provides further information on the financial performance and position of the partnership as a whole, including certain investments which are accounted for under the equity method. We believe that proportionate financial information assists readers in determining the partnership’s economic interests in its consolidated and unconsolidated investments. The proportionate financial information reflects the financial position and performance of the partnership’s economic ownership of each investment that the partnership does not wholly own.

This proportionate information is not, and is not intended to be, a presentation in accordance with IFRS Accounting Standards. Other companies may calculate their proportionate financial information differently than us, limiting its usefulness as a comparative measure. As a result of these limitations, the proportionate information should not be considered in isolation or as a substitute for the partnership’s financial statements as reported under IFRS Accounting Standards.

Additional information is available on our website at bpy.brookfield.com, or on www.sedarplus.ca or www.sec.gov.

OVERVIEW OF OUR BUSINESS
    We are Brookfield Corporation’s primary vehicle to make investments across all strategies in real estate. Our goal is to be a leading global owner and operator of high-quality real estate.

Office
Our diversified Office portfolio consists of 64 million leasable square feet across 104 office assets in some of the world’s leading commercial markets such as New York, London, Dubai, Toronto, and Berlin. Represented within this portfolio are irreplaceable premier properties in global gateway cities that we expect to hold a stake in over the long-term (“Super Core”), including 16 office and ancillary mixed-use complexes in cities such as New York and London. Also, within this portfolio are premier, centrally located assets (“Core Plus”) and assets we are repositioning to enhance value (“Value Add” and “Opportunistic”) that we expect to monetize over the shorter term.

Retail
Our Retail portfolio consists of 97 million leasable square feet across 95 best-in-class malls and urban retail properties across the United States. Similar to our Office portfolio, within our Retail portfolio are 18 Super Core irreplaceable retail centers in attractive markets across the U.S., such as Honolulu and Las Vegas, which collectively represent the majority of equity attributable to Unitholders in our Retail portfolio. Their stable and growing cash flows ensure that we can earn attractive compounding rates of return over the long-term. Also represented within this portfolio are Core Plus premier, centrally located retail assets and Value Add and Opportunistic retail assets in secondary markets that we expect to monetize over the shorter term.

LP Investments
Our LP Investments portfolio includes our equity invested in Brookfield-sponsored real estate funds, which target high-quality assets with operational upside across various real estate sectors, including office, retail, multifamily, logistics, hospitality, mixed-use and other alternative real estate. We target to earn opportunistic returns on our LP Investments portfolio. These investments have a defined hold period and typically generate the majority of profits from gains recognized from realization events, including the sale of an asset or portfolio of assets, or exit of the entire investment. As such, capital invested in our LP Investments recycles over time, as existing funds return capital, and we reinvest these proceeds in future vintages of Brookfield-sponsored funds.

The partnership has interests in the following Brookfield-sponsored real estate funds:

•An interest in a series of our opportunistic real estate funds which each target gross returns of 20%, including:

▪A 26% interest in Brookfield Strategic Real Estate Partners (“BSREP”) II, which is in its 12th year since initial closing, which is fully invested and is executing realizations.

▪A 5% interest in BSREP III, which is in its 9th year since initial closing, which is fully invested and is executing realizations.

▪An 11% interest in BSREP IV, which is in its 5th year since initial closing.

▪An interest in opportunistic investments held by a new opportunistic fund that is financed by the fund’s subscription secured credit facility pending its final close.

•A blended 30% interest in two value-add multifamily funds projecting gross returns of 25%. These funds seek to invest in a geographically diverse portfolio of U.S. multifamily properties through acquisition and development.

•A blended 33% interest in a series of real estate debt funds which seek to invest in commercial real estate debt secured by properties in strategic locations.

There have been no material changes to our investment strategy since December 31, 2025. For a more detailed description of our investment strategy, please refer to the section titled Item 4.B. “Business Overview” in our December 31, 2025 Annual Report on Form 20-F.

PERFORMANCE MEASURES
We consider the following items to be important drivers of our current and anticipated financial performance:
•increases in occupancies by leasing vacant space and pre-leasing active developments;
•increases in rental rates through maintaining or enhancing the quality of our assets and as market conditions permit; and
•reductions in operating costs through achieving economies of scale and diligently managing contracts.

We also believe that key external performance drivers include the availability of the following:
•debt capital at a cost and on terms accretive to our goals;
•preferred equity capital at a reasonable cost;
•new property acquisitions and other investments that fit into our strategic plan; and
•opportunities to dispose of peak value or non-core assets.

In addition to monitoring, analyzing and reviewing earnings performance, we also review initiatives and market conditions that contribute to changes in the fair value of our investment properties. These fair value changes, combined with earnings, represent a total return on the equity attributable to Unitholders and form an important component in measuring how we have performed relative to our targets.

To measure our performance against these targets, as described above, and measure our operating performance, we focus on non-IFRS Accounting Standards measures including net operating income (“NOI”), funds from operations (“FFO”), and equity attributable to Unitholders. We define these non-IFRS Accounting Standards measures on page 22.

FINANCIAL STATEMENTS ANALYSIS
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
In this section, we review our financial position and consolidated performance as of June 30, 2026 and December 31, 2025 and for the three and six months ended June 30, 2026 and 2025. Further details on our results from operations and our financial positions are contained within the “Segment Performance” section beginning on page 12.

    The following acquisitions and dispositions affected our consolidated results for the three and six months ended June 30, 2026 and 2025.

Q2 2026
•We acquired a portfolio of 47 multifamily properties in Spain in an opportunistic real estate fund for total consideration of approximately €973 million ($1,142 million).
•We acquired a logistics portfolio in the U.S. in an opportunistic real estate fund for total consideration of approximately $1,088 million.
•We recapitalized a mixed-use portfolio in South Korea in the BSREP II fund for approximately $826 million, including our approximately $100 million investment. The recapitalization resulted in a loss of control and deconsolidation of this investment. Our retained interest is now accounted for under the equity method (“South Korea Mixed-use”).
•We acquired eight logistics assets in Singapore in an opportunistic real estate fund for total consideration of approximately S$336 million ($261 million).
•We acquired two hotels in New Zealand in an opportunistic real estate fund for total consideration of NZ$201 million ($114 million).
•We reclassified our interest in certain opportunistic real estate fund investments (“Reclassification of Opportunistic Fund Investments”) to assets held for sale.

Q1 2026
•We acquired a portfolio of 51 senior living assets in the U.S. in an opportunistic real estate fund for total consideration of $2,440 million.
•We sold 17 manufactured housing communities in the U.S. in the BSREP II fund for approximately $1,090 million.
•We acquired a mixed-use portfolio in France in an opportunistic real estate fund for total consideration of €278 million ($330 million).
•We acquired a logistics portfolio in the U.S. in an opportunistic real estate fund for total consideration of $159 million.
•We acquired a logistics asset in Australia in an opportunistic real estate fund for total consideration of A$207 million ($143 million).
•We acquired six student housing assets in the U.S. in consolidated funds for total consideration of $223 million.
•We sold nine logistics assets in the U.S. in consolidated funds for approximately $142 million.

Q4 2025
•We sold 68 manufactured housing communities in the U.S. in the BSREP II fund for approximately $1,356 million.
•We sold three malls in the U.S. in the BSREP II fund for approximately $162 million.
•We acquired a portfolio of six housing assets in Sweden and Finland in an opportunistic real estate fund for approximately €158 million ($184 million).
•We acquired two logistics portfolios in the U.S. in consolidated funds for approximately $326 million.
•We acquired a hotel in United Arab Emirates in an opportunistic real estate fund for approximately AED1,032 million ($281 million).
•We acquired a logistics portfolio in Sweden in a consolidated fund for approximately SEK2,047 million ($216 million).

Q3 2025
•We acquired a portfolio of hostel assets across Europe in an opportunistic real estate fund (“European Hostels”) for total consideration of €326 million ($372 million).
•We sold thirteen hotels in the U.S. in the BSREP II fund for approximately $119 million.
•We sold a logistics asset in Spain in an opportunistic real estate fund for approximately €164 million ($188 million).
•We sold two malls in the U.S. in the BSREP II fund for approximately $123 million.
•We acquired a portfolio of three life sciences assets in Singapore in an opportunistic real estate fund for approximately S$523 million ($405 million).
•We sold an office asset in India in the BSREP II fund for approximately Rs37,788 million ($427 million).
•We acquired a portfolio of 23 storage assets in Canada in an opportunistic real estate fund for total consideration of C$334 million ($240 million).
•We repaid C$500 million of five-year notes, which carried an interest rate of 3.93%. Concurrently, we also paid approximately C$10 million of accrued interest thereon.

Q2 2025
•We disposed of five consolidated office and retail assets in the U.S. and the U.K. for approximately $506 million.
•We sold partial interests, without loss of control, in certain consolidated assets for total proceeds of approximately $500 million. We used the proceeds from this disposition to repay debt.

Q1 2025
•We sold an office asset in Australia for approximately A$441 million ($276 million).
•We acquired a portfolio of single-family rental homes in the U.S. in an opportunistic real estate fund for approximately $920 million.
•We sold six logistics assets in Europe in an opportunistic real estate fund for approximately €453 million ($489 million).
•On March 18, 2025, we sold a partial interest in Brookfield India Real Estate Trust (“India REIT”) for net proceeds of $102 million, resulting in a loss of control and deconsolidation of this investment. Our retained interest is now accounted for under the equity method (“Deconsolidation of India REIT”).

For the purposes of the following comparison discussion between the three and six months ended June 30, 2026 and 2025, the above transactions are referred to as the investment activities.

Operating Results

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2026	2025	2026	2025
Commercial property revenue	$1,038	$1,143	$2,159	$2,407
Hospitality revenue	611	412	1,009	747
Investment and other revenue	237	247	403	397
Total revenue	1,886	1,802	3,571	3,551
Direct commercial property expense	430	474	910	962
Direct hospitality expense	459	291	769	572
Investment and other expense	54	126	74	136
Interest expense	879	858	1,705	1,798
General and administrative expense	330	308	664	594
Total expenses	2,152	2,057	4,122	4,062
Fair value gains (losses), net	56	47	123	(63)
Share of earnings from equity accounted investments	331	192	610	418
Income (loss) before income taxes	121	(16)	182	(156)
Income tax expense	59	30	165	19
Net income (loss)	$62	$(46)	$17	$(175)

Net income for the three months ended June 30, 2026, was $62 million, compared to a net loss of $46 million for the same period in the prior year. The improvement was primarily driven by an increase in earnings from equity accounted investments of $139 million, as these investments recorded higher valuation gains in the current year compared with the prior year driven by our Super Core assets. We also recorded net fair value gains in the current period due to updated cash flow assumptions and discount rate compression in our LP Investments segment, as well as leasing outperformance at select Super Core properties, partially offset by fair value losses at certain U.S. office and retail assets driven by updated market assumptions. These increases were partially offset by higher interest expense of $21 million compared to the prior year, primarily due to net acquisition activity, and development completions in the U.K., partially offset by lower interest expense from corporate and term debt paydowns.

Net income for the six months ended June 30, 2026, was $17 million, compared to a net loss of $175 million for the same period in the prior year. The improvement was primarily driven by fair value gains in the current period due to updated cash flow assumptions and discount rate compression in our LP Investments segment, as well as leasing outperformance at select Super Core properties, partially offset by fair value losses at certain U.S. office and retail assets driven by updated market assumptions. We also recorded an increase in earnings from equity accounted investments of $192 million, as these investments recorded higher valuation gains in the current year. We recorded a reduction in interest expense of $93 million compared to the prior year, of which $53 million was attributable to the Deconsolidation of India REIT, as well as corporate and term debt paydowns, including repayments driven by disposition activity. These decreases were partially offset by higher interest expense related to net acquisition activity, refinancing at select mixed-use and office assets, and development completion in the U.K., as well as lower commercial property revenue driven by disposition activity since the prior year.

Commercial property revenue and direct commercial property expense
For the three months ended June 30, 2026, commercial property revenue decreased by $105 million compared to the same period in the prior year. This was primarily driven by disposition activity, partially offset by lease commencements and higher in place rents in the U.K. and Canada.

For the three months ended June 30, 2026, direct commercial property expense decreased by $44 million compared to the prior year, primarily due to disposition activity, partially offset by an increase in the U.K. in the current period following the completion of a development property in London.

For the six months ended June 30, 2026, commercial property revenue decreased by $248 million compared to the same period in the prior year. This was primarily driven by disposition activity, and the Deconsolidation of India REIT, which contributed $69 million of the decrease, partially offset by lease commencements and higher in place rents in the U.K. and Canada.

For the six months ended June 30, 2026, direct commercial property expense decreased by $52 million compared to the prior year, primarily due to lower operating expenses from dispositions in our LP investments and the Deconsolidation of India REIT, which reduced expenses by $18 million compared to the prior year, partially offset by $34 million of higher operating expenses in the current year.

Hospitality revenue and direct hospitality expense
For the three and six months ended June 30, 2026, hospitality revenue increased by $199 million and $262 million, respectively, and direct hospitality expense increased by $168 million and $197 million, respectively, compared to the same period in the prior year, primarily driven by net acquisition activity in our LP Investments segment since the prior year and strong performance in the U.K. and Ireland due to higher occupancy and higher average daily rates compared to the prior year.

Investment and other revenue, and investment and other expense
For the three months ended June 30, 2026, investment and other revenue decreased by $10 million, primarily due to higher income in the prior year from dispositions of multifamily develop-for-sale assets.

For the six months ended June 30, 2026, investment and other revenue increased by $6 million, primarily due to higher fee revenues from renewals and dividend income in the current period, partially offset by lower income from dispositions of multifamily develop-for-sale assets, as discussed above.

For the three and six months ended June 30, 2026, investment and other expense decreased by $72 million and $62 million, respectively, primarily due to a decrease in our LP Investments segment from updated market assumptions at our multifamily develop-for-sale assets.

Interest expense
Interest expense increased by $21 million for the three months ended June 30, 2026, compared to the same period in the prior year.
This increase was primarily driven by higher interest expense from acquisitions and the cessation of interest capitalization on completed developments. These increases were partially offset by lower interest expense related to corporate and term debt paydowns and asset-level repayments primarily due to disposition activity in our LP Investments and Retail segments.

Interest expense decreased by $93 million for the six months ended June 30, 2026, compared to the same period in the prior year. This decrease was primarily driven by the Deconsolidation of India REIT of $53 million, and lower interest expense of $40 million related to corporate debt paydowns and asset-level repayments from disposition activity. These decreases were partially offset by higher interest expense from increased debt related to acquisition activity, refinancings at select mixed-use and office assets, and the cessation of interest capitalization on completed developments.

General and administrative expense
General and administrative expense increased by $22 million and $70 million for the three and six months ended June 30, 2026, respectively, as compared to the same period in the prior year, mainly due to net acquisition activity, higher management fees, and an increase in professional fees.

Fair value gains (losses), net
Fair value gains (losses), net includes valuation gains (losses) on commercial properties and developments, as well as mark-to-market adjustments on financial instruments and derivatives, and foreign currency gains (losses) on disposal of assets denominated in foreign currencies.

We measure all investment properties at fair value, including those held within equity accounted investments. Valuations are prepared at a balance sheet date with changes to those values recognized as gains or losses in the statement of income. Our valuations are generally prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type. We leverage their extensive expertise and experience in the valuation of properties accumulated through involvement in acquisitions and dispositions, negotiations with lenders, and interactions with institutional private fund investors. Additionally, a number of properties are externally appraised each year, and the results of those appraisals are compared to the partnership’s internally prepared values.

We obtain external appraisals on a number of properties in the ordinary course to support our valuation process and for other business purposes. We compare the results of those external appraisals to our internally prepared values and reconcile significant differences when they arise. During the six months ended June 30, 2026, we obtained 94 external appraisals of our properties in our Office segment representing a gross property value of $19 billion. These external appraisals were within 3% of management’s valuations. Also, each year we sell a number of assets, which provides support for our valuations, as we typically contract at prices comparable to our IFRS Accounting Standards values.

There have been no material changes to our valuation methodology since December 31, 2025. Refer to our 2025 Annual Report on Form 20-F for further detail on the valuation methodology of our investment properties and hospitality properties.

Fair value losses, net for our Office segment were $57 million and $114 million for the three and six months ended June 30, 2026, due to fair value losses at select office assets in the U.S. from updated market assumptions and leasing assumptions, partially offset by gains from updated cash flow assumptions and leasing performance in the U.K. Fair value losses, net for our Office segment were $79 million and $221 million for the three and six months ended June 30, 2025, respectively, due to fair value losses at select office assets in the U.S. from updated market assumptions, partially offset by gains from updated cash flows.

Fair value losses, net for our Retail segment for the three and six months ended June 30, 2026, were $49 million and $78 million. The losses were driven by updated leasing assumptions and were partially offset by fair value gains at certain Super Core retail centers, supported by improved cash flow assumptions and leasing outperformance. Fair value losses, net for our Retail segment for the three months ended June 30, 2025, were $33 million. The net losses were driven by updated leasing assumptions, partially offset by improved leasing performance and cash flow assumptions at certain Super Core retail centers. Fair value gains, net for the six months ended June 30, 2025, were $14 million. The gains were supported by updated cash flow assumptions and improved leasing performance at certain Super Core retail centers, partially offset by losses from updated market assumptions at certain properties.

Fair value gains, net for our LP Investments segment were $148 million and $304 million for the three and six months ended June 30, 2026, primarily due to fair value gains attributable to updated cash flow assumptions in our multifamily and student housing portfolios in the U.S., strong leasing activity and discount rate compression at our office portfolios in India, and updated market assumptions at our multifamily portfolio in Spain. These gains were partially offset by fair value losses due to updated valuation metrics to reflect market assumptions at select office portfolios. Fair value gains, net for our LP Investments segment were $164 million and $149 million for the three and six months ended June 30, 2025, respectively, primarily due to fair value gains attributable to updated cash flow assumptions and discount rate compression in our multifamily and manufactured housing portfolios in the U.S. and in our office portfolios in India due to strong leasing activity. In addition, we recognized a realized gain related to the Deconsolidation of India REIT during the year. These gains were partially offset by losses at select U.S. retail assets to reflect market conditions.

Share of net earnings from equity accounted investments
    Our most significant equity accounted investments are in a mixed-use district in London, a mixed-use complex and an office tower in New York, a shopping center in Honolulu, and two malls in Las Vegas.

During the twelve months ended December 31, 2025, we sold a partial interest in the India REIT for net proceeds of $102 million, which resulted in a loss of control and deconsolidation of this investment. Following the Deconsolidation of India REIT, our retained interest is now accounted for under the equity method. We also sold partial interests in certain assets accounted for under the equity method for net proceeds at the partnership’s share of approximately $231 million, and our interest in two malls in Brazil for net proceeds of approximately $142 million.

During the six months ended June 30, 2026, we acquired a 50% joint venture interest in a self-storage platform across Australia and New Zealand (“ANZ Storage”) in an opportunistic real estate fund for A$1,530 million ($1,097 million). The recapitalization of South Korea Mixed-use resulted in a loss of control and deconsolidation of this investment. Our retained interest is now accounted for under the equity method.

For the three and six months ended June 30, 2026, our share of net earnings from equity accounted investments increased by $139 million and by $192 million, respectively, compared to the prior year. The increase in current year’s earnings is primarily due to higher fair value gains from investments accounted for under the equity method compared to the prior year from updated cash flows at certain Super Core retail centers and office assets. These increases were partially offset by lower income in the current period resulting from disposition activity since the prior year.

Income tax expense
The increase in income tax expense for the three and six months ended June 30, 2026, compared to the prior year is primarily due to tax expense uncorrelated with accounting income.

Statement of Financial Position and Key Metrics

(US$ Millions)	Jun. 30, 2026	Dec. 31, 2025
Investment properties
Commercial properties	$43,511	$54,672
Commercial developments	648	2,262
Equity accounted investments	22,846	21,244
Property, plant and equipment	5,285	6,982
Cash and cash equivalents	1,488	1,859
Assets held for sale	19,540	3,004
Total assets	102,158	99,280
Debt obligations	34,974	46,230
Liabilities associated with assets held for sale	15,933	305
Total equity	42,631	42,574

As of June 30, 2026, we had $102,158 million in total assets, compared with $99,280 million at December 31, 2025. This $2,878 million increase was primarily due to net acquisition activity of commercial properties and property, plant and equipment, as well as the equity accounted investment in ANZ Storage in our LP Investments segment, partially offset by impact of foreign currency translation. As of June 30, 2026, we reclassified the assets and liabilities from the Reclassification of Opportunistic Fund Investments to held for sale. Refer to Note 29, Related Parties of our Q2 2026 Financial Statements for further information.

The following table presents the changes in investment properties from December 31, 2025 to June 30, 2026:

	Six months ended Jun. 30, 2026
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of period	$54,672	$2,262
Property acquisitions	3,908	21
Capital expenditures	258	173
Property dispositions(1)	(827)	—
Fair value gains, net	145	78
Foreign currency translation	(281)	(10)
Transfers between commercial properties and commercial developments	1,275	(1,275)
Reclassification to assets held for sale and other changes	(664)	—
Reclassification of Opportunistic Fund Investments to assets held for sale(2)	(12,151)	(601)
Deconsolidation of South Korea Mixed-use(3)	(2,824)	—
Investment properties, end of period(4)	$43,511	$648
(1)Property dispositions represent the carrying value on date of sale.
(2)See Note 29, Related Parties of our Q2 2026 Financial Statements for further information on the Reclassification of Opportunistic Fund Investments to assets held for sale.
(3)During the current period, we recapitalized our interest in South Korea Mixed-use, resulting in a loss of control and deconsolidation of this investment. Our retained interest is now accounted for under the equity method.
(4)Includes right-of-use assets related to commercial properties and commercial developments of $730 million and nil, respectively, as of June 30, 2026 (December 31, 2025 - $903 million and $24 million).

Commercial properties are commercial, operating, and rent-producing properties. Commercial properties decreased from $54,672 million at the end of 2025 to $43,511 million at June 30, 2026. The decrease was attributable to the Reclassification of Opportunistic Fund Investments and the reclassification of certain office, multifamily, and hospitality assets in the U.S. to assets held for sale, the deconsolidation of South Korea Mixed-use and disposition activity. These decreases were partially offset primarily by two office assets becoming operational in the U.K. and Australia, property acquisitions in our LP Investments segment, capital expenditures and fair value gains.

Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $648 million at June 30, 2026, a decrease of $1,614 million from the balance at December 31, 2025. The decrease was primarily due to two office assets becoming operational in the U.K. and Australia, and the Reclassification of Opportunistic Fund Investments, partially offset by capital spend and fair value gains driven by updated valuation metrics.

The following table presents a roll-forward of changes in our equity accounted investments December 31, 2025 to June 30, 2026:

(US$ Millions)	Six months ended Jun. 30, 2026
Equity accounted investments, beginning of period	$21,244
Additions(1)	1,540
Disposals and return of capital distributions	(69)
Share of net earnings from equity accounted investments	610
Distributions received	(279)
Foreign currency translation	(102)
Reclassification of Opportunistic Fund Investments to assets held for sale(2)	(82)
Other comprehensive loss and other	(16)
Equity accounted investments, end of period	$22,846
(1)Includes the acquisition of ANZ Storage.
(2)See Note 29, Related Parties of our Q2 2026 Financial Statements for further information on the Reclassification of Opportunistic Fund Investments to assets held for sale.

Equity accounted investments increased by $1,602 million since December 31, 2025, primarily due to the acquisition of ANZ Storage, higher share of net earnings driven by valuation gains resulting from strong leasing performance, and other additions, partially offset by distributions, the Reclassification of Opportunistic Fund Investments to assets held for sale, as well as return of capital from the sale of two retail assets in the U.S. and one retail asset in Europe.

The following table presents a roll-forward of changes in property, plant and equipment from December 31, 2025 to June 30, 2026:

(US$ Millions)	Six months ended Jun. 30, 2026
Cost:
Balance at the beginning of period	$7,050
Additions	2,953
Disposals	(58)
Foreign currency translation	(96)
Reclassification to assets held for sale and other	(243)
Reclassification of Opportunistic Fund Investments to assets held for sale(1)	(4,195)
5,411
Accumulated fair value changes:
Balance at the beginning of period	1,397
Disposals	—
Foreign currency translation	(27)
Reclassification to assets held for sale and other	(43)
Reclassification of Opportunistic Fund Investments to assets held for sale(1)	(15)
1,312
Accumulated depreciation:
Balance at the beginning of period	(1,465)
Depreciation	(164)
Disposals	44
Foreign currency translation	22
Reclassification to assets held for sale and other	73
Reclassification of Opportunistic Fund Investments to assets held for sale(1)	52
(1,438)
Total property, plant and equipment(2)	$5,285
(1)See Note 29, Related Parties of our Q2 2026 Financial Statements for further information on the Reclassification of Opportunistic Fund Investments to assets held for sale.
(2)Includes right-of-use assets of $134 million (December 31, 2025 - $196 million).

Property, plant and equipment decreased by $1,697 million since December 31, 2025, primarily due to the Reclassification of Opportunistic Fund Investments and seven hospitality assets to held for sale, depreciation and currency translation. The decreases were partially offset by the acquisition of a senior living portfolio in the U.S. Property, plant and equipment primarily includes our hospitality assets which are revalued annually at December 31, using a depreciated replacement cost approach.

The following table presents a roll-forward of changes in assets held for sale from December 31, 2025 to June 30, 2026:

(US$ Millions)	Six months ended Jun. 30, 2026
Balance, beginning of period	$3,004
Reclassification to assets held for sale, net	834
Reclassification of Opportunistic Fund Investments to assets held for sale(1)	18,400
Disposals	(2,589)
Fair value adjustments	(111)
Foreign currency translation	2
Balance, end of period	$19,540
(1)See Note 29, Related Parties of our Q2 2026 Financial Statements for further information on the Reclassification of Opportunistic Fund Investments to assets held for sale.

At June 30, 2026, assets held for sale included the Reclassification of Opportunistic Fund Investments, three office properties, four retail assets, two hotels, one multifamily asset, one manufactured housing community in the U.S., as well as a land parcel in the Bahamas. We intend to sell our interests in these assets within the next 12 months. Refer to Note 11, Held For Sale of our Q2 2026 Financial Statements for further information.

The components of changes in debt obligations, including debt associated with assets held for sale and changes related to cash flows from financing activities, are summarized in the table below:

(US$ Millions)	Six months ended Jun. 30, 2026
Balance, beginning of period	$46,314
Debt obligation issuances, net of repayments	6,226
Non-cash changes in debt obligations:
Debt from asset acquisitions	294
Assumed by purchaser	(1,452)
Deconsolidation of South Korea Mixed-use debt(1)	(1,662)
Assumed from business combinations(2)	2
Amortization of deferred financing costs and (premium) discount	73
Foreign currency translation	(285)
Other	9
Balance, end of period	$49,519
Current	6,830
Non-current	28,144
Debt associated with assets held for sale(3)	14,545
Total debt obligations	$49,519
(1)See Note 29, Related Parties of our Q2 2026 Financial Statements for further information on the Deconsolidation of South Korea Mixed-use.
(2)See Note 3, Business Combinations, for more information.
(3)The debt associated with the Reclassification of Opportunistic Fund Investments to assets held for sale was assumed by the purchaser on July 1, 2026. See Note 29, Related Parties of our Q2 2026 Financial Statements for further information on the Reclassification of Opportunistic Fund Investments to assets held for sale.

Our debt obligations, including debt associated with assets held for sale, increased to $49,519 million at June 30, 2026 from $46,314 million at December 31, 2025. The increase was primarily driven by debt issued in connection to our recent acquisitions within our LP Investments and corporate debt drawdowns, partially offset by debt deconsolidated from the recapitalization of our interest in South Korea Mixed-use, debt assumed by purchaser from dispositions, refinancing activity and the impact of foreign currency translation. Refer to Note 12, Debt Obligations of our Q2 2026 Financial Statements for further information.

Total equity was $42,631 million at June 30, 2026, an increase of $57 million from the balance at December 31, 2025. The increase was mainly attributable to equity issuances, partially offset by disposition activity.
Interests of others in operating subsidiaries and properties were $17,760 million at June 30, 2026, a decrease of $909 million from the balance of $18,669 million at December 31, 2025, mainly attributable to distributions made in our LP Investments, partially offset by equity issuances.

The following table summarizes our key operating results:

	2026		2025				2024
(US$ Millions, except per unit information)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$1,886	$1,685	$1,846	$1,750	$1,802	$1,749	$1,902	$2,466
Direct operating costs	889	790	770	785	765	769	814	1,172
Net (loss) income	62	(45)	171	(301)	(46)	(129)	26	(525)
Net loss attributable to Unitholders	(63)	(175)	(170)	(303)	(315)	(219)	(131)	(421)

Revenue varies from quarter to quarter due to acquisitions and dispositions of commercial and other income producing assets, changes in occupancy levels, as well as the impact of leasing activity at market net rents. In addition, revenue also fluctuates as a result of changes in foreign exchange rates and seasonality. Seasonality primarily affects our retail assets, wherein the fourth quarter exhibits stronger performance in conjunction with the holiday season. In addition, our North American hospitality assets generally have stronger performance in the winter and spring months compared to the summer and fall months, while our European hospitality assets exhibit the strongest performance during the summer months. Fluctuations in our net income are also impacted by the fair value of properties in the period to reflect changes in valuation metrics driven by market conditions or property cash flows.

SEGMENT PERFORMANCE

Our operations are organized into four operating segments which include Office, Retail, LP Investments and Corporate.

The following table presents NOI by segment:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2026	2025	2026	2025
Office(1)	$185	$200	$413	$438
Retail(1)	225	231	437	465
LP Investments(1)	454	424	813	845
NOI(1)	$864	$855	$1,663	$1,748
(1)This is a non-IFRS Accounting Standards measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Accounting Standards Financial Measures” section on page 22. An analysis of the measures and reconciliation to IFRS Accounting Standards measures is included in the “Reconciliation of Non-IFRS Accounting Standards Measures” section on page 23.
The following table presents FFO by segment:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2026	2025	2026	2025
Office	$(38)	$(33)	$(49)	$(18)
Retail	100	89	167	168
LP Investments	52	11	79	21
Corporate	(199)	(211)	(413)	(428)
FFO(1)	$(85)	$(144)	$(216)	$(257)
(1)This is a non-IFRS Accounting Standards measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Accounting Standards Financial Measures” section on page 22. An analysis of the measures and reconciliation to IFRS Accounting Standards measures is included in the “Reconciliation of Non-IFRS Accounting Standards Measures” section on page 23.

The following table presents equity attributable to Unitholders by segment as of June 30, 2026 and December 31, 2025:

(US$ Millions)	Jun. 30, 2026	Dec. 31, 2025
Office(1)	$11,180	$10,920
Retail(1)	18,443	16,809
LP Investments(1)	4,347	4,541
Corporate(1)	(9,798)	(9,064)
Equity attributable to Unitholders(1)	$24,172	$23,206
(1)This is a non-IFRS Accounting Standards measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Accounting Standards Financial Measures” section on page 22. An analysis of the measures and reconciliation to IFRS Accounting Standards measures is included in the “Reconciliation of Non-IFRS Accounting Standards Measures” section on page 23.

Office

Overview
    Our diversified Office portfolio consists of 64 million leasable square feet across 104 office assets in some of the world’s leading commercial markets such as New York, London, Dubai, Toronto, and Berlin. Represented within this portfolio are irreplaceable premier properties in global gateway cities that we expect to hold a stake in over the long-term, including 16 Super Core office and ancillary mixed-use complexes in cities such as New York and London. Also, within this portfolio are premier, centrally located Core Plus office assets and Value Add and Opportunistic office assets we are repositioning to enhance value that we expect to monetize over the shorter term.

Summary of Operating Results
The following table presents NOI, FFO and net income (loss) in our Office segment for the three and six months ended June 30, 2026 and 2025:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2026	2025	2026	2025
NOI	$185	$200	$413	$438
FFO	(38)	(33)	(49)	(18)
Net income (loss)	108	(106)	142	(140)

NOI from our consolidated properties was $185 million and $413 million during the three and six months ended June 30, 2026, compared to $200 million and $438 million, respectively, in the prior year. The decrease was primarily due to net disposition activity since the prior year, and lower lease termination income. This was partially offset by strong leasing performance in our Super Core and Core Plus assets in the U.S. and Canada, as well as lease commencements in the U.K.

NOI from our unconsolidated properties on a proportionate basis was $144 million and $282 million, during the three and six months ended June 30, 2026, compared to $136 million and $267 million, respectively in the prior year. The increase was primarily driven by positive leasing activity at our unconsolidated properties in the U.S. and U.K., as well as higher termination income since the prior year. The increases were partially offset by a decrease from the redevelopment of a hotel in Japan.

FFO from our Office segment was $(38) million and $(49) million for the three and six months ended June 30, 2026, respectively, compared to $(33) million and $(18) million in the same period in 2025. The variance was mainly attributable to lower NOI as discussed above, as well as higher interest expense driven by the cessation of interest capitalization on completed developments in the U.K. and acquisitions, as well as higher general and administrative expense. These decreases were partially offset by higher fee revenue in the U.S. in the current period.

Net income improved by $214 million and $282 million for the three and six months ended June 30, 2026, respectively. The improvement was attributable to higher fair value gains at certain Super Core and Core Plus assets driven by updated cash flow assumptions. We also saw an increase in share of equity accounted investment income as these investments also saw fair value gains driven by updated market assumptions, development completions and updated cash flow assumptions compared to the prior year. These gains were partially offset by fair value losses in the current period due to updated leasing assumptions at select assets.

Key Operating Metrics
    The following table presents key operating metrics for our Office portfolio as at and for the three months ended June 30, 2026 and 2025:

	Consolidated		Unconsolidated
(US$ Millions, except where noted)	Jun. 30, 2026	Jun. 30, 2025	Jun. 30, 2026	Jun. 30, 2025
Total portfolio(1):
Number of properties	39	46	65	71
Leasable square feet (in thousands)(2)	35,062	37,414	29,254	30,776
Occupancy	87.0%	84.1%	90.2%	88.5%
(1)Included in our total portfolio are 62 Super Core properties located in 16 office and ancillary mixed-use complexes in key global markets which total approximately 34 million leasable square feet and are 93.7% occupied compared with 94.0% in the prior year.
(2)Includes leasable office, retail and multifamily square footage at our properties.

The following table presents the changes in investment properties in the Office segment from December 31, 2025 to June 30, 2026:

	Jun. 30, 2026
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of period	$18,113	$1,460
Capital expenditures	36	76
Property dispositions	(501)	—
Fair value losses, net	(117)	(8)
Foreign currency translation	(129)	6
Transfer between commercial properties and commercial developments	1,171	(1,171)
Reclassifications to assets held for sale and other changes	(331)	—
Investment properties, end of period	$18,242	$363

Commercial properties totaled $18,242 million at June 30, 2026, compared to $18,113 million at December 31, 2025. This increase was primarily driven by two office assets becoming operational in the U.K., and Australia and capital spend, partially offset by the disposition of an office asset and the reclassification of four office assets in the U.S. to held for sale, valuation losses on select properties, and foreign currency impact.

Commercial developments decreased by $1,097 million from December 31, 2025, to June 30, 2026. The decrease was primarily driven by two office assets becoming operational as mentioned above, and fair value losses on select development assets, partially offset by development spend in the U.K. and Australia, and the impact of foreign currency translation.

The following table presents changes in equity accounted investments in the Office segment from December 31, 2025 to June 30, 2026:

(US$ Millions)	Jun. 30, 2026
Equity accounted investments, beginning of period	$8,387
Additions	65
Disposals and return of capital distributions	(14)
Share of net earnings, including fair value changes	306
Distributions received	(222)
Foreign currency translation	(57)
Other comprehensive income and other	11
Equity accounted investments, end of period	$8,476

Equity accounted investments increased by $89 million since December 31, 2025, to $8,476 million at June 30, 2026. The increase was driven by share of earnings from valuation gains, supported by positive leasing performance and roll forward of cash flows, acquisition activity, and was partially offset by distributions received, foreign currency translation, and disposals.

Debt obligations decreased by $1,288 million since December 31, 2025, to $11,156 million at June 30, 2026. The decrease was primarily driven by debt assumed by purchasers from disposition activity and debt paydowns, as well as the impact of foreign currency translation.

Retail

Overview
Our Retail portfolio consists of 97 million leasable square feet across 95 best-in-class malls and urban retail properties across the United States. Similar to our Office portfolio, within our Retail portfolio are 18 Super Core irreplaceable retail centers in attractive markets across the U.S., such as Honolulu and Las Vegas, which collectively represent the majority of equity attributable to Unitholders in our Retail portfolio. Their stable and growing cash flows ensure that we can earn attractive compounding rates of return over the long-term. Also represented within this portfolio are Core Plus premier, centrally located retail assets and Value Add and Opportunistic retail assets in secondary markets that we expect to monetize over the shorter term.

Summary of Operating Results
The following table presents NOI, FFO and net income in our Retail segment for the three and six months ended June 30, 2026 and 2025:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2026	2025	2026	2025
NOI	$225	$231	$437	$465
FFO	100	89	167	168
Net income	110	94	216	274

NOI decreased to $225 million and $437 million during the three and six months ended June 30, 2026, respectively, compared to $231 million and $465 million in the prior year period, primarily due to disposition activity since the prior year and a real estate tax recovery in the prior year.

NOI from our unconsolidated properties was $182 million and $369 million during the three and six months ended June 30, 2026, respectively, compared to $180 million and $365 million in the prior year period, primarily due to higher in-place rents, increase in occupancy and strong sales performance at certain Super Core retail centers, partially offset by disposition activity.

FFO in our Retail segment was $100 million during the three months ended June 30, 2026, compared to $89 million in the same period in 2025. This increase is primarily due to lower interest expense driven by the lower interest rates in the current year and repayment of corporate and asset level debt, funded in part by disposition proceeds since the prior year. This was partially offset by an increase in general and administrative expense in the current period.

FFO in our Retail segment was $167 million during the six months ended June 30, 2026, compared to $168 million in the same period in 2025, the slight decrease was driven by lower NOI from dispositions, partially offset by lower interest expense as discussed above.

Net income was $110 million for the three months ended June 30, 2026, as compared to net income of $94 million during the same period in the prior year. The increase was primarily driven by the movements discussed above and fair value gains from updated cash flow assumptions at our equity accounted investments, partially offset by fair value losses at our consolidated investments due to updated leasing assumptions.

Net income was $216 million for the six months ended June 30, 2026, as compared to net income of $274 million during the same period in the prior year. The decrease was primarily driven by fair value losses in the current period due to updated leasing assumptions, partially offset by fair value gains at certain Super Core retail centers supported by improved cash flow assumptions and leasing outperformance.

Key Operating Metrics
The following table presents key operating metrics in our Retail portfolio as at and for the three and six months ended June 30, 2026 and 2025:

	Consolidated		Unconsolidated
	Jun. 30, 2026	Jun. 30, 2025	Jun. 30, 2026	Jun. 30, 2025
Total portfolio(1):
Number of malls and urban retail properties	49	49	46	48
Leasable square feet (in thousands)(2)	44,158	45,052	53,243	55,279
Leased %	94.0%	92.4%	96.5%	95.6%
(1)Included in our total portfolio are 18 Super Core premier retail centers which total approximately 24 million leasable square feet and are 97.5% occupied compared with 97.4% in the prior year.
(2)Total Portfolio Leasable square feet represents total leasable area.

The following table presents the changes in investment properties in the Retail segment from December 31, 2025 to June 30, 2026:

	Jun. 30, 2026
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of period	$18,712	$45
Property acquisitions	6	—
Capital expenditures	65	—
Property dispositions	(15)	—
Fair value losses, net	(57)	—
Reclassifications to assets held for sale	(211)	—
Investment properties, end of period	$18,500	$45

Commercial properties decreased by $212 million to $18,500 million at June 30, 2026, primarily due to the reclassification of two malls to held for sale, fair value losses from updated cash flow and leasing assumptions, as well as the disposition of an outparcel, partially offset by capital spend.

The following table presents a roll-forward of equity accounted investments in the Retail segment from December 31, 2025 to June 30, 2026:

(US$ Millions)	Jun. 30, 2026
Equity accounted investments, beginning of period	$10,261
Additions	70
Disposals and return of capital	(41)
Share of net earnings from equity accounted investments	256
Distributions	(3)
Equity accounted investments, end of period	$10,543

Equity accounted investments increased by $282 million to $10,543 million at June 30, 2026, primarily due to share of net earnings from equity accounted investments from valuation gains, acquisition activity partially offset by return of capital and distributions.

Debt obligations decreased by $1,117 million to $9,008 million at June 30, 2026, primarily due to repayment of corporate term loans and asset-level debt as a result of refinancing activity.

LP Investments

Overview
    Our LP Investments portfolio includes our equity invested in Brookfield-sponsored real estate funds, which target high-quality assets with operational upside across various real estate sectors, including office, retail, multifamily, logistics, hospitality, life sciences, student housing and manufactured housing. We target to earn opportunistic returns on our LP Investments portfolio.
    The partnership has interests in the following Brookfield-sponsored real estate funds:

•An interest in a series of our opportunistic real estate funds which each target gross returns of 20%, including:

◦A 26% interest in BSREP II, which is in its 12th year since initial closing, which is fully invested and is executing realizations.

◦A 5% interest in BSREP III, which is in its 9th year since initial closing, which is fully invested and is executing realizations.

◦An 11% interest in BSREP IV, which is in its 5th year since initial closing.

◦An interest in opportunistic investments held by a new opportunistic fund that is financed by the fund’s subscription secured credit facility pending its final close.

•A blended 30% interest in two value-add multifamily funds projecting gross returns of 25%. These funds seek to invest in a geographically diverse portfolio of U.S. multifamily properties through acquisition and development.

•A blended 33% interest in a series of real estate debt funds which seek to invest in commercial real estate debt secured by properties in strategic locations.

While our economic interest in these funds are less than 50% in each case, we consolidate several of the portfolios, specifically BSREP II held through the LP Investments as the Corporation’s oversight as general partner together with our exposure to variable returns of the investments through our LP interests provide us with control over the investments. We do not consolidate our interests in BSREP III and BSREP IV as our 5% and 11% non-voting interest, respectively, do not provide us with control over the investment and which therefore are accounted for as financial assets. In the case of BSREP IV, the financial asset is held through a joint venture accounted for as an equity method investment.

Summary of Operating Results
    Our LP Investments, unlike our Office and Retail portfolios, have a defined hold period and typically generate the majority of profits from realization events including the sale of an asset or portfolio of assets or the exit of the entire investment. The combination of gains from realization events and FFO earned during the hold period represent our earnings on capital invested in these funds and once distributed by the Brookfield-sponsored real estate funds, provide liquidity to fund reinvestment.

The following table presents NOI, FFO, and net income (loss) in our LP Investments segment for the three and six months ended June 30, 2026 and 2025:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2026	2025	2026	2025
NOI	$454	$424	$813	$845
FFO	52	11	79	21
Net income (loss)	2	99	(10)	14

NOI in our LP Investments segment increased by $30 million for the three months ended June 30, 2026, compared to the prior year. The increases were primarily driven by net acquisition activity.

NOI in our LP Investments segment decreased by $32 million for the six months ended June 30, 2026, compared to the prior year. The Deconsolidation of India REIT contributed to a decrease in NOI of $51 million, partially offset by net acquisition activity.

FFO increased by $41 million for the three months ended June 30, 2026, primarily due to an increase in NOI as discussed above, as well as higher distributions in the current period, partially offset by increased interest expense due to net acquisition activity.

FFO increased by $58 million for the six months ended June 30, 2026, primarily due to lower interest expense following the Deconsolidation of India REIT and higher distributions in the current period, partially offset by increased general and administrative expenses from net acquisition activity.

Net income for the three months ended June 30, 2026 was $2 million, compared to net income of $99 million in the prior year. The decrease was driven by higher income taxes as well as higher depreciation expense from net acquisition activity.

Net loss for the six months ended June 30, 2026 was $10 million, compared to net income of $14 million in the prior year. The decrease was primarily driven by fair value losses due to updated valuation metrics to reflect market assumptions at select office portfolios, as well as higher income taxes and a higher share of equity accounted investment losses as discussed above. These losses were partially offset by higher fair value gains in the current period due to updated cash flow assumptions in our multifamily and student housing portfolios in the U.S., strong leasing activity and discount rate compression at our office portfolios in India, and updated market assumptions at our multifamily portfolio in Spain.

Corporate
Certain amounts are allocated to our Corporate segment as those activities should not be used to evaluate our other segments’ operating performance.

Summary of Operating Results
The following table presents FFO and net loss in our Corporate segment for the three and six months ended June 30, 2026 and 2025:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2026	2025	2026	2025
FFO	$(199)	$(211)	$(413)	$(428)
Net loss	(158)	(133)	(331)	(323)

FFO was a loss of $199 million (2025 - loss of $211 million) and a loss of $413 million (2025 - loss of $428 million) for the three and six months ended June 30, 2026. The components of FFO in our Corporate segment primarily include investment and other revenue, interest expense and general and administrative expense.

Investment and other revenue consists of development and leasing fee income earned of $27 million (2025 - $35 million) and $49 million (2025 - $72 million) for the three and six months ended June 30, 2026.

Interest expense for the three months ended June 30, 2026, was $86 million (2025 - $92 million), which reflects $13 million (2025 - $13 million) of interest expense on capital securities and $73 million (2025 - $79 million) of interest expense on our credit facilities and corporate bonds. For the six months ended June 30, 2026, interest expense totaled $165 million (2025 - $195 million), which reflects $27 million (2025 - $26 million) of interest expense on capital securities and $138 million (2025 - $169 million) of interest expense on our credit facilities and corporate bonds.

General and administrative expense for the three months ended June 30, 2026 was $127 million (2025 - $118 million) and consists of management fees of $52 million (2025 - $48 million) and $75 million (2025 - $70 million) of other corporate costs. General and administrative expense for the six months ended June 30, 2026 was $265 million (2025 - $239 million) and consists of management fees of $104 million (2025 - $95 million) and $161 million (2025 - $144 million) of other corporate costs. The management fee is calculated as the sum of (a) 1.05% of the sum of the following amounts, as of the last day of the immediately preceding quarter: (i) the equity attributable to unitholders for Office, Retail and the Corporate segments; and (ii) the carrying value of the outstanding non-voting common shares of Brookfield BPY Holdings Inc. (“CanHoldco”) and (b) any fees payable by us in connection with our commitments to private real estate funds of any of our service providers under our Master Services Agreement, where we have elected for such fees to be added to the management fee (but excluding any accrued fees that have not become due and payable).

For the three and six months ended June 30, 2026, we also recorded income tax expense of $2 million and benefit of $7 million, respectively (2025 - income tax benefit of $47 million and $44 million), primarily due to changes in pre-tax income.

As of June 30, 2026, the carrying value of CanHoldco’s Class B Common Shares was $1,210 million (December 31, 2025 - $1,231 million).

LIQUIDITY AND CAPITAL RESOURCES
We attempt to maintain a level of liquidity to ensure we are able to participate in investment opportunities as they arise and to better withstand sudden adverse changes in economic circumstances. Our primary sources of liquidity include cash, undrawn committed credit facilities, construction facilities, cash flow from operating activities and access to public and private providers of capital. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings and co-investor participations. As of June 30, 2026, the aggregate amount of available borrowing capacity under our credit facilities was $3,634 million.

The principal sources of our operating cash flow are from our consolidated properties as well as properties in joint venture arrangements. These sources generate a relatively consistent stream of cash flow that provide us with resources to pay operating expenses, debt service and dividends to holders of our preferred units. Cash is used in investing activities to fund acquisitions, development or redevelopment projects and recurring and nonrecurring capital expenditures. These balances may fluctuate as a result of timing differences relating to financing and investing activities. For the six months ended June 30, 2026, our operating cash flow was $(203) million, cash flow from investing activities was $(5,853) million and cash flow from financing activities was $6,225 million. The consolidated cash balance at June 30, 2026 was $1,488 million.

We finance our assets principally at the operating company level with asset-specific debt that generally has long maturities, few restrictive covenants and with recourse only to the asset. We endeavor to maintain prudent levels of debt and strive to ladder our principal repayments over a number of years.

The following table summarizes our secured debt obligations on investment properties by contractual maturity over the next five years and thereafter:

(US$ Millions)
Jun. 30, 2026	Office	Retail	LP Investments	Total
2026	$2,270	$1,367	$457	$4,094
2027	4,101	835	2,754	7,690
2028	1,226	825	508	2,559
2029	1,341	2,638	666	4,645
2030	—	660	134	794
2031 and thereafter	1,928	873	1,035	3,836
Deferred financing costs	(36)	(57)	(17)	(110)
Secured debt obligations(1)(2)	$10,830	$7,141	$5,537	$23,508
(1)The figures above do not consider available extension options. For the $11,784 million of debt obligations maturing in 2026 and 2027, $3,083 million have extension options in place.
(2)Of the $4,094 million in 2026 maturities, approximately $3,154 million will be addressed through refinancings, repayments and other measures subsequent to June 30, 2026 and, of the remaining maturities, $940 million have extension options in place.

We generally believe that we will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2026 to 2027, however, excluding debt obligations on assets in receivership, we have deferred contractual payments on approximately 2% of consolidated non-recourse debt obligations and are currently engaging in modification or restructuring discussions with respective creditors. We are generally seeking relief given the circumstances resulting from the current economic environment, and may or may not be successful with these negotiations. If we are unsuccessful, it is possible that certain properties securing these loans could be transferred to the lenders.

For further discussion on our liquidity and capital resources, refer to our Annual Report for the year ended December 31, 2025 on Form 20-F.

RISKS AND UNCERTAINTIES
The financial results of our business are impacted by the performance of our properties and various external factors influencing the specific sectors and geographic locations in which we operate, including: macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.

There have been no material changes to risk factors facing our business, including tenant credit risk, lease rollover risk and other risks, since December 31, 2025. For a more detailed description of the risk factors facing our business, please refer to the section entitled Item 3.D. “Key Information - Risk Factors” in our December 31, 2025 Annual Report on Form 20-F.

FINANCIAL INSTRUMENTS AND FINANCIAL RISKS
We and our operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. We and our operating entities use the following derivative instruments to manage these risks:

•Foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, Euro, Chinese Yuan, Brazilian Real, Indian Rupee, South Korean Won, Swedish Krona, Japanese Yen, New Zealand Dollar, Singapore Dollar and Danish Krone denominated investments in foreign subsidiaries and foreign currency denominated financial assets;
•Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;
•Interest rate caps to hedge interest rate risk on certain variable rate debt; and
•Cross-currency swaps to manage interest rates and foreign currency exchange rates on existing variable rate debt.

We also designate Canadian Dollar financial liabilities of certain of our operating entities as hedges of our net investments in our Canadian operations.

There have been no other material changes to our financial risk exposure or risk management activities since December 31, 2025. Please refer to Note 31, Financial Instruments in our December 31, 2025 Annual Report on Form 20-F for a detailed description of our financial risk exposure and risk management activities, and refer to Note 28, Financial Instruments of our Q2 2026 Financial Statements for further information on derivative financial instruments as at June 30, 2026.

RELATED PARTIES
    In the normal course of operations, we enter into transactions with related parties. These transactions have been measured at exchange value and are recognized in the consolidated financial statements. Our immediate parent is Brookfield Property Partners Limited and its ultimate parent is Brookfield Corporation. Other related parties include Brookfield Corporation’s subsidiaries and operating entities, certain joint ventures and associates accounted for under the equity method, as well as officers of such entities and their spouses.

During the year ended December 31, 2025, we sold partial interests in several premier assets to Brookfield Wealth Solutions Ltd. (“BWS”), generating total proceeds of approximately $750 million in order to support the continued scaling of BWS into high quality assets. We also sold partial interests in the BSREP III fund and an opportunistic real estate fund to BWS, generating total proceeds of $688 million. Lastly, we sold an office asset from BSREP III to India REIT for total proceeds of $777 million. The sales were carried out at arm’s length on market terms at existing valuations and resulted in no gain or loss at the time of transaction.

During the six months ended June 30, 2026, we recapitalized a mixed-use portfolio in South Korea for total commitments of KRW1.2 trillion (approximately $826 million), with Brookfield Asset Management participating as an investor. We retained an approximately $100 million, 12% interest in the investment, which resulted in a loss of control and deconsolidation, with our retained interest now accounted for under the equity method. Separately, we reclassified our interest in certain opportunistic real estate fund investments to assets held for sale as of June 30, 2026. On July 1, 2026, we closed on the sale of these interests to BWS for $126 million. This sale was carried out at arm's length on market terms and is expected to support the continued repositioning of BWS's investment portfolio.

ADDITIONAL INFORMATION
CRITICAL ACCOUNTING POLICIES, ESTIMATES, AND JUDGEMENTS
USE OF ESTIMATES
The preparation of our financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgements about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

For further reference on accounting policies and critical judgements and estimates, see our accounting policies contained in Note 2 to the December 31, 2025 consolidated financial statements and Note 2, Summary of Material Accounting Policy Information of the Q2 2026 Financial Statements.

CHANGE IN ACCOUNTING FRAMEWORK
We currently prepare our consolidated financial statements in accordance with IFRS Accounting Standards. We have determined that, effective January 1, 2027, we expect to transition to accounting principles generally accepted in the United States of America ("U.S. GAAP") for purposes of our financial reporting. The purpose of the conversion is to better align our financial statements and related disclosures with our peer set. We are in the process of evaluating the impact of this transition on our consolidated financial statements, including differences in recognition, measurement, and disclosure requirements between IFRS Accounting Standards and U.S. GAAP, as well as the effect on internal control over financial reporting and related systems and processes. We expect to file our first Annual Report reflecting financial statements prepared in accordance with U.S. GAAP for the fiscal year ending December 31, 2027.

TREND INFORMATION
We seek to increase the cash flows from our office and retail property activities through continued leasing activity. Although we are operating below our historical office occupancy level in the United States, this provides the opportunity to expand cash flows through higher occupancy. Within our office and retail portfolios, leasing activity continues to strengthen, driven by tenant demand for high-quality, well-located space and resilient consumer spending trends. Our belief is we own the highest quality, best-located buildings that continue to be in high demand, which will continue to create opportunities for our partnership to increase its occupancy levels, lease rates and cash flows. These beliefs are based on assumptions about our business and markets that management believes are reasonable in the circumstances. We are affected by local, regional, national and international economic conditions and other events and occurrences that affect the markets in which we own assets. A protracted decline in economic conditions could place downward pressure on our operating margins and asset values as a result of lower demand for space, affecting the ability of our properties to generate significant revenue. There can be no assurance as to growth in occupancy levels, lease rates or cash flows. See “Statement Regarding Forward-Looking Statements and Use of Non-IFRS Accounting Standards Measures.”

We believe our global scale and best-in-class operating platforms provide us with a unique competitive advantage as we are able to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest returns. We actively recycle capital as assets mature and redeploy proceeds into higher-yielding opportunities, which supports the growth of our portfolio and enhances returns over time. In addition, due to the scale of our stabilized portfolio and flexibility of our balance sheet, our business model is self-funding and does not require us to access capital markets to fund our continued growth.

Given the limited new office and retail development that occurred over the last decade, we see an opportunity to advance our development inventory in the near term in response to demand we are seeing in our major markets. In addition, we continue to reposition and redevelop existing retail properties, in particular, a number of the highest performing shopping centers in the United States.

A number of our assets are interest rate sensitive: higher long-term interest rates will, absent all else, increase the partnership’s interest rate expense, impacting profitability, and decrease the value of these assets by reducing the present value of the cash flows expected to be produced by the asset. An increase in interest rates could decrease the amount buyers may be willing to pay for our properties, thereby reducing the market value of our properties and limiting our ability to sell properties or to obtain mortgage financing secured by our properties. Further, increased interest rates may effectively increase the cost of properties that we acquire to the extent that we utilize leverage for those acquisitions and may result in a reduction in the acquisition price to the extent we reduce the amount we offer to pay for properties to a price that sellers may not accept. Although we attempt to manage interest rate risk, there can be no assurance that we will hedge such exposure effectively or at all in the future. Accordingly, increases in interest rates above that which we anticipate based upon historical trends would adversely affect our cash flows.

OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONTROLS AND PROCEDURES
INTERNAL CONTROL OVER FINANCIAL REPORTING
There have been no changes made in our internal control over financial reporting that have occurred during the six months ended June 30, 2026, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

NON-IFRS ACCOUNTING STANDARDS FINANCIAL MEASURES
To measure our operating performance, we focus on NOI, FFO, net income attributable to Unitholders, and equity attributable to Unitholders. Some of these performance metrics do not have standardized meanings prescribed by IFRS Accounting Standards and therefore may differ from similar metrics used by other companies.

•NOI: revenues from our commercial property operations less direct commercial property expenses before the impact of depreciation and amortization (“Commercial property NOI”) and revenues from our hospitality operations less direct hospitality expenses before the impact of depreciation and amortization (“Hospitality NOI”).
•FFO: net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties therein. When determining FFO, we include our proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates, as well as gains (or losses) related to properties developed for sale.
•Net income attributable to Unitholders: net income attributable to holders of GP Units, LP Units, REUs, Special LP Units and FV LTIP Units.
•Equity attributable to Unitholders: equity attributable to holders of GP Units, LP Units, REUs, Special LP Units and FV LTIP Units.

    NOI is a key indicator of our ability to impact the operating performance of our properties. We seek to grow NOI through proactive management and leasing of our properties. Because NOI excludes depreciation and amortization of real estate assets, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates and rental rates. We reconcile NOI to net income on page 23.

We also consider FFO an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. Our definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO, including the exclusion of gains (or losses) from the sale of investment properties, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS Accounting Standards, and income taxes that arise as certain of our subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if our partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS Accounting Standards and U.S. GAAP reporting frameworks, principally related to the timing of revenue recognition from lease terminations and sale of properties. Because FFO excludes fair value gains (losses), including equity accounted fair value gains (losses), realized gains (losses) on the sale of investment properties, depreciation and amortization of real estate assets and income taxes, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. We do not use FFO as a measure of cash flow generated from operating activities. We reconcile FFO to net income on page 23 as we believe net income is the most comparable measure.

    Net income attributable to Unitholders and Equity attributable to Unitholders are used by the partnership to evaluate the performance of the partnership as a whole as each of the Unitholders participates in the economics of the partnership equally.

Reconciliation of Non-IFRS Accounting Standards Measures
    As described in the “Non-IFRS Accounting Standards Financial Measures” section on page 22, our partnership uses non-IFRS Accounting Standards measures to assess the performance of its operations. An analysis of the measures and reconciliation to IFRS Accounting Standards measures is included below.

The following table reconciles net income (loss) to NOI for the three and six months ended June 30, 2026 and 2025:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2026	2025	2026	2025
Net income (loss)	$62	$(46)	$17	$(175)
Add (deduct):
Income tax expense	59	30	165	19
Investment and other revenue	(237)	(247)	(403)	(397)
Interest expense(1)	879	858	1,705	1,798
Depreciation and amortization expense(2)	104	65	174	128
Investment and other expense	54	126	74	136
General and administrative expense	330	308	664	594
Fair value (gains) losses, net	(56)	(47)	(123)	63
Share of earnings from equity accounted investments	(331)	(192)	(610)	(418)
Total NOI(2)	$864	$855	$1,663	$1,748
(1)Includes interest expense on unsecured corporate debt and fund subscription credit facilities of $150 million and $271 million for the three and six months ended June 30, 2026 (2025 - $147 million and $317 million). See Note 12, Debt Obligations of our Q2 2026 Financial Statements for further information.
(2)As described in the “Non-IFRS Accounting Standards Financial Measures” section on page 22, Commercial property NOI and Hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2026	2025	2026	2025
Commercial property revenue	$1,038	$1,143	$2,159	$2,407
Direct commercial property expense	(430)	(474)	(910)	(962)
Add: Depreciation and amortization expense in direct commercial property expense(1)	11	6	19	12
Commercial property NOI(1)	619	675	1,268	1,457
Hospitality revenue	611	412	1,009	747
Direct hospitality expense	(459)	(291)	(769)	(572)
Add: Depreciation and amortization expense in direct hospitality expense(1)	93	59	155	116
Hospitality NOI(1)	245	180	395	291
Total NOI(1)	$864	$855	$1,663	$1,748
(1)As described in the “Non-IFRS Accounting Standards Financial Measures” section on page 22, Commercial property NOI and Hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.

The following table reconciles net income (loss) to FFO for the three and six months ended June 30, 2026 and 2025:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2026	2025	2026	2025
Net income (loss)	$62	$(46)	$17	$(175)
Add (deduct):
Fair value (gains) losses, net	(56)	(47)	(123)	63
Share of equity accounted fair value gains, net	(193)	(72)	(331)	(169)
Depreciation and amortization of real estate assets(1)	84	49	139	97
Income tax expense	59	30	165	19
Non-controlling interests in above items	(41)	(58)	(83)	(92)
FFO	$(85)	$(144)	$(216)	$(257)
(1)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.

Reconciliation of Non-IFRS Accounting Standards Measures – Office

The following table reconciles net income (loss) to Office NOI for the three and six months ended June 30, 2026 and 2025:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2026	2025	2026	2025
Net income (loss)	$108	$(106)	$142	$(140)
Add (deduct):
Income tax (benefit) expense	(16)	36	5	4
Investment and other revenue	(64)	(46)	(111)	(93)
Interest expense	199	193	395	379
Depreciation and amortization included in direct commercial property expense and direct hospitality expense(2)	1	2	3	4
Investment and other expense	10	13	22	23
General and administrative expense	80	72	149	144
Fair value losses, net	57	79	114	221
Share of net earnings from equity accounted investments	(190)	(43)	(306)	(104)
Total NOI - Office(1)	$185	$200	$413	$438
(1)As described in the “Non-IFRS Accounting Standards Financial Measures” section on page 22, Commercial property NOI and Hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(2)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.

The key components of NOI in our Office segment are presented below:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2026	2025	2026	2025
Commercial property revenue	$367	$392	$792	$813
Hospitality revenue(1)	8	7	15	14
Direct commercial property expense	(186)	(196)	(386)	(382)
Direct hospitality expense(1)	(5)	(5)	(11)	(11)
Add: Depreciation and amortization included in direct commercial property expense and direct hospitality expense(2)	1	2	3	4
Total NOI - Office(2)(3)	$185	$200	$413	$438
(1)Hospitality revenue and direct hospitality expense within our Office segment primarily consists of revenue and expenses incurred at a hotel adjacent to our office assets in Houston.
(2)As described in the “Non-IFRS Accounting Standards Financial Measures” section on page 22, Commercial property NOI and Hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(3)Included in our total Office portfolio are 62 Super Core properties located in 16 office and ancillary mixed-use complexes in key global markets, which generated consolidated NOI of $74 million for the three months ended June 30, 2026 (2025 - $97 million).

The following table reconciles Office net income (loss) to FFO for the three and six months ended June 30, 2026 and 2025:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2026	2025	2026	2025
Net income (loss)	$108	$(106)	$142	$(140)
Add (deduct):
Fair value losses, net	57	79	114	221
Share of equity accounted fair value (gains), net	(153)	(15)	(231)	(37)
Depreciation and amortization of real estate assets(1)	—	—	1	1
Income tax (benefit) expense	(16)	36	5	4
Non-controlling interests in above items	(34)	(27)	(80)	(67)
FFO	$(38)	$(33)	$(49)	$(18)
(1)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.

The following table reconciles Office share of net earnings from equity accounted investments for the three and six months ended June 30, 2026 and 2025:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2026	2025	2026	2025
Unconsolidated properties NOI(1)	$144	$136	$282	$267
Unconsolidated properties fair value gains, net	153	15	231	37
Other(2)	(107)	(108)	(207)	(200)
Share of net earnings from equity accounted investments	$190	$43	$306	$104
(1)Included in our total Office portfolio are 62 Super Core properties located in 16 office and ancillary mixed-use complexes in key global markets, which generated unconsolidated NOI of $113 million for the three months ended June 30, 2026 (2025 - $107 million).
(2)Other primarily includes the partnership’s share of interest expense, general and administrative expense and investment and other income/expense from unconsolidated investments.

Reconciliation of Non-IFRS Accounting Standards Measures – Retail

The following table reconciles net income to Retail NOI for the three and six months ended June 30, 2026 and 2025:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2026	2025	2026	2025
Net income	$110	$94	$216	$274
Add (deduct):
Income tax expense	10	13	13	20
Investment and other revenue	(37)	(33)	(66)	(68)
Interest expense(1)	158	182	332	367
Depreciation and amortization expense(2)	3	4	5	7
General and administrative expense	52	45	115	103
Fair value losses (gains), net	49	33	78	(14)
Share of net (earnings) from equity accounted investments	(120)	(107)	(256)	(224)
Total NOI - Retail(3)	$225	$231	$437	$465
(1)Includes interest expense on GGP Retail LLC’s (“GGP”) unsecured corporate debt of $34 million and $75 million for the three and six months ended June 30, 2026 (2025 - $39 million and $88 million). See Note 12, Debt Obligations of our Q2 2026 Financial Statements for further information.
(2)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(3)As described in the “Non-IFRS Accounting Standards Financial Measures” section on page 22, Commercial property NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.

The key components of NOI in our Retail segment are presented below:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2026	2025	2026	2025
Commercial property revenue	$323	$331	$649	$662
Direct commercial property expense	(101)	(104)	(217)	(204)
Add: Depreciation and amortization included in direct commercial property expense(1)	3	4	5	7
Total NOI - Retail(1)(2)	$225	$231	$437	$465
(1)As described in the “Non-IFRS Accounting Standards Financial Measures” section on page 22, Commercial property NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(2)Included in our total Retail portfolio are 18 Super Core retail centers which generated consolidated NOI of $83 million for the three months ended June 30, 2026 (2025 - $87 million).

The following table reconciles Retail net income to FFO for the three and six months ended June 30, 2026 and 2025:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2026	2025	2026	2025
Net income	$110	$94	$216	$274
Add (deduct):
Share of equity accounted fair value gains, net	(49)	(36)	(107)	(86)
Fair value losses (gains), net	49	33	78	(14)
Income tax expense	10	13	13	20
Non-controlling interests in above items	(20)	(15)	(33)	(26)
FFO	$100	$89	$167	$168

The following table reconciles Retail share of net earnings from equity accounted investments for the three and six months ended June 30, 2026 and 2025:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2026	2025	2026	2025
Unconsolidated properties NOI(1)	$182	$180	$369	$365
Unconsolidated properties fair value gains, net	49	36	107	86
Other(2)	(111)	(109)	(220)	(227)
Share of net earnings from equity accounted investments	$120	$107	$256	$224
(1)Included in our total portfolio are 18 Super Core retail centers which generated unconsolidated NOI of $80 million for the three months ended June 30, 2026 (2025 - $76 million).
(2)Other primarily includes the partnership’s share of interest expense, general and administrative expense and investment and other income/expense from unconsolidated investments.

Reconciliation of Non-IFRS Accounting Standards Measures - LP Investments

The following table reconciles net income (loss) to LP Investments NOI for the three and six months ended June 30, 2026 and 2025:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2026	2025	2026	2025
Net income (loss)	$2	$99	$(10)	$14
Add (deduct):
Income tax expense	63	28	154	39
Investment and other revenue	(89)	(133)	(141)	(164)
Interest expense(1)	436	391	813	857
Depreciation and amortization on non-real estate assets(2)	96	59	162	117
Investment and other expense	44	113	52	113
General and administrative expense	71	73	135	108
Fair value gains, net	(148)	(164)	(304)	(149)
Share of net earnings from equity accounted investments	(21)	(42)	(48)	(90)
Total NOI(3)	$454	$424	$813	$845
(1)Includes interest expense on funds subscription credit facilities of $72 million and $112 million for the three and six months ended June 30, 2026 (2025 - $56 million and $125 million). See Note 12, Debt Obligations of our Q2 2026 Financial Statements for further information.
(2)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(3)As described in the “Non-IFRS Accounting Standards Financial Measures” section on page 22, Commercial property NOI and Hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2026	2025	2026	2025
Commercial property revenue	$348	$420	$718	$932
Hospitality revenue	603	405	994	733
Direct commercial property expense	(139)	(174)	(303)	(376)
Direct hospitality expense	(454)	(286)	(758)	(561)
Add: Depreciation and amortization included in direct commercial property expense and direct hospitality expense(1)	96	59	162	117
Total NOI(1)	$454	$424	$813	$845
(1)As described in the “Non-IFRS Accounting Standards Financial Measures” section on page 22, Commercial property NOI and Hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.

The following table reconciles LP Investments net income (loss) to FFO for the three and six months ended June 30, 2026 and 2025:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2026	2025	2026	2025
Net income (loss)	$2	$99	$(10)	$14
Add (deduct):
Fair value gains, net	(148)	(164)	(304)	(149)
Share of equity accounted fair value losses (gains), net	9	(21)	7	(46)
Depreciation and amortization of real estate assets(1)	84	49	138	96
Income tax expense	63	28	154	39
Non-controlling interests in above items	42	20	94	67
FFO	$52	$11	$79	$21
(1)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.

Reconciliation of Non-IFRS Accounting Standards Measures – Corporate

The following table reconciles Corporate net loss to FFO for the three and six months ended June 30, 2026 and 2025:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2026	2025	2026	2025
Net loss	$(158)	$(133)	$(331)	$(323)
Add (deduct):
Fair value (gains) losses, net	(14)	5	(11)	5
Income tax expense (benefit)	2	(47)	(7)	(44)
Non-controlling interests in above items	(29)	(36)	(64)	(66)
FFO	$(199)	$(211)	$(413)	$(428)

SUBSIDIARY PUBLIC ISSUERS
Brookfield Property Split Corp. (“BOP Split”) was incorporated for the purpose of being an issuer of preferred shares and owning a portion of the partnership’s investment in Brookfield Office Properties Inc. (“BPO”) common shares. Pursuant to the terms of a Plan of Arrangement, holders of outstanding BPO Class AAA Preferred Shares Series G, H, J and K, which were convertible into BPO common shares, were able to exchange their shares for BOP Split Senior Preferred Shares, subject to certain conditions. The BOP Split Senior Preferred shares are listed on the TSX and began trading on June 11, 2014. All preferred shares issued by BOP Split are redeemable by the holders at any time for cash. Accordingly, the following consolidating summary financial information is provided in compliance with the requirements of section 13.4 of National Instrument 51-102 ─ Continuous Disclosure Obligations providing for an exemption for certain credit support issuers.

In connection with an internal restructuring completed in July 2016, the partnership and certain of its related entities agreed to guarantee all of BPO’s Class AAA Preferred Shares and all of BPO’s debt securities issued pursuant to BPO’s indenture dated December 8, 2009.
In April 2018, the partnership formed a subsidiary, Brookfield Property Finance ULC, to act as an issuer of debt securities. The partnership and certain of its related entities have agreed to guarantee securities issued by this entity.

In April 2021, the partnership formed a subsidiary, Brookfield Property Preferred L.P. (“New LP”), to issue preferred securities (“New LP Preferred Units”). The partnership and certain of its related entities have agreed to guarantee the securities issued by this entity.

The following tables provide consolidated summary financial information for the partnership, BOP Split, BPO, Brookfield Property Finance ULC, New LP and the holding entities:

(US$ Millions) For the three months ended Jun. 30, 2026	Brookfield Property Partners L.P.	BOP Split	BPO	Brookfield Property Finance ULC	Brookfield Property Preferred L.P.	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Revenue	$—	$5	$7	$19	$14	$273	$67	$1,501	$1,886
Net (loss) income attributable to Unitholders(1)	(22)	(18)	74	23	3	(63)	60	(120)	(63)
For the three months ended Jun. 30, 2025
Revenue	$—	$2	$22	$23	$14	$2,722	$7	$(988)	$1,802
Net (loss) income attributable to Unitholders(1)	(113)	(55)	(59)	(75)	3	(315)	—	299	(315)
(1)Includes net income attributable to LP Units, GP Units, REUs, Special LP Units and FV LTIP Units.
(2)Includes the Operating Partnership, CanHoldco, Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.
(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited, BPY Bermuda Holdings VI Limited and BPY Bermuda Holdings VII Limited which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions) For the six months ended Jun. 30, 2026	Brookfield Property Partners L.P.	BOP Split	BPO	Brookfield Property Finance ULC	Brookfield Property Preferred L.P.	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Revenue	$—	$14	$24	$37	$27	$312	$106	$3,051	$3,571
Net (loss) income attributable to Unitholders(1)	(85)	14	51	38	6	(238)	92	(116)	(238)
For the six months ended Jun. 30, 2025
Revenue	$—	$21	$30	$45	$67	$2,850	$39	$499	$3,551
Net (loss) income attributable to Unitholders(1)	(192)	(41)	(211)	(78)	46	(534)	26	450	(534)
(1)Includes net income attributable to LP Units, GP Units, REUs, Special LP Units and FV LTIP Units.
(2)Includes the Operating Partnership, CanHoldco, Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.
(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited, BPY Bermuda Holdings VI Limited and BPY Bermuda Holdings VII Limited which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions) As of Jun. 30, 2026	Brookfield Property Partners L.P.	BOP Split	BPO	Brookfield Property Finance ULC	Brookfield Property Preferred L.P.	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Current assets	$—	$161	$278	$1,862	$907	$3,962	$213	$(3,486)	$3,897
Non-current assets	9,394	6,364	11,710	44	—	33,220	3,155	14,834	78,721
Assets held for sale	—	—	—	—	—	—	—	19,540	19,540
Current liabilities	—	1,303	1,905	961	—	8,481	925	(1,006)	12,569
Non-current liabilities	—	(31)	1,646	701	653	3,108	469	24,479	31,025
Liabilities associated with assets held for sale	—	—	—	—	—	—	—	15,933	15,933
Preferred equity	699	3,728	—	—	—	722	—	(4,450)	699
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,260	—	—	—	—	15,500	17,760
Equity attributable to Unitholders(1)	$8,695	$1,525	$6,177	$244	$254	$24,871	$1,974	$(19,568)	$24,172
(1)Includes net income attributable to LP Units, GP Units, REUs, Special LP Units and FV LTIP Units.
(2)Includes the Operating Partnership, CanHoldco, Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.
(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited, BPY Bermuda Holdings VI Limited and BPY Bermuda Holdings VII Limited which serve as guarantors for some but not all of the subsidiary issuers’ obligations, net of intercompany balances and transactions with other holding entities.
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions) As of Dec. 31, 2025	Brookfield Property Partners L.P.	BOP Split	BPO	Brookfield Property Finance ULC	Brookfield Property Preferred L.P.	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Current assets	$—	$166	$208	$1,508	$922	$2,702	$42	$(1,567)	$3,981
Non-current assets	9,047	5,960	11,599	44	—	33,032	3,203	29,410	92,295
Assets held for sale	—	—	—	—	—	—	—	3,004	3,004
Current liabilities	—	1,370	1,729	702	—	8,744	831	3,784	17,160
Non-current liabilities	—	(31)	1,551	653	653	2,364	482	33,569	39,241
Liabilities associated with assets held for sale	—	—	—	—	—	—	—	305	305
Preferred equity	699	3,728	—	—	—	722	—	(4,450)	699
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,427	—	—	—	—	16,242	18,669
Equity attributable to Unitholders(1)	$8,348	$1,059	$6,100	$197	$269	$23,904	$1,932	$(18,603)	$23,206
(1)Includes net income attributable to LP Units, GP Units, REUs, Special LP Units and FV LTIP Units.
(2)Includes the Operating Partnership, CanHoldco, Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.
(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited, BPY Bermuda Holdings VI Limited and BPY Bermuda Holdings VII Limited which serve as guarantors for some but not all of the subsidiary issuers’ obligations, net of intercompany balances and transactions with other holding entities.
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

NEW LP PREFERRED UNITS GUARANTEE
New LP was created in April 2021 in connection with the privatization of our partnership in order to issue New LP Preferred Units. The payment obligations of New LP to the holders of the New LP Preferred Units, including accrued and unpaid distributions, are fully and unconditionally guaranteed by the partnership, the Operating Partnership and several Holding Entities (CanHoldco, Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited). The guarantee of each guarantor ranks senior to all subordinate guarantor obligations.

Pursuant to Rule 13-01 of the SEC’s Regulation S-X, the following tables provide combined summarized financial information of New LP and New LP guarantor entities.

Total revenue of the partnership for the six months ended June 30, 2026 was $3,571 million. Summarized financial information of combined guarantor entities is presented in the following table:

(US$ Millions) For the six months ended Jun. 30, 2026	Combined Guarantor entities
Revenue	$1
Revenue - from non-guarantor subsidiaries	74
Dividend income - from non-guarantor subsidiaries	350
Operating profit	56
Net income	70

(US$ Millions) For the year ended Dec. 31, 2025	Combined Guarantor entities
Revenue	$1
Revenue - from related parties	1
Revenue - from non-guarantor subsidiaries	180
Dividend income - from non-guarantor subsidiaries	1,008
Operating profit	458
Net income	491

Total assets of the partnership and its controlled subsidiaries for the period ended June 30, 2026 was $102,158 million. Summarized financial information of combined guarantor entities is presented in the following table:

(US$ Millions) As at Jun. 30, 2026	Combined Guarantor entities
Current assets	$69
Current assets - due from related parties	20
Current assets - due from non-guarantor subsidiaries	4,435
Long-term assets	24
Long-term assets - due from non-guarantor subsidiaries	94
Current liabilities	191
Current liabilities - due to related parties	2,143
Current liabilities - due to non-guarantor subsidiaries	5,836
Long-term liabilities	1,873
Long-term liabilities - due to non-guarantor subsidiaries	1,704
Preferred equity and capital securities	1,946
Non-controlling interests	4,227

(US$ Millions) As at Dec. 31, 2025	Combined Guarantor entities
Current assets	$63
Current assets - due from related parties	20
Current assets - due from non-guarantor subsidiaries	3,021
Long-term assets	26
Current liabilities	103
Current liabilities - due to related parties	2,245
Current liabilities - due to non-guarantor subsidiaries	6,075
Long-term liabilities	1,141
Long-term liabilities - due to non-guarantor subsidiaries	1,704
Preferred equity and capital securities	1,904
Non-controlling interests	4,179

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS ACCOUNTING STANDARDS MEASURES
This MD&A, particularly “Objectives and Financial Highlights – Overview of the Business” and “Additional Information – Trend Information”, contains “forward-looking information” within the meaning of applicable securities laws and regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; risks relating to trends in the office real estate industry; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; risks related to climate change; catastrophic events, such as earthquakes, hurricanes or pandemics/epidemics; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States, as applicable.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Corporate Information

CORPORATE PROFILE
    Brookfield Property Partners is Brookfield Corporation’s primary vehicle to make investments across all strategies in real estate. Our goal is to be a leading global owner and operator of high-quality real estate. Further information is available at bpy.brookfield.com.

Brookfield Property Partners is a subsidiary of Brookfield Corporation (NYSE: BN; TSX: BN). More information is available at www.brookfield.com.

BROOKFIELD PROPERTY PARTNERS
73 Front Street, 5th Floor
Hamilton, HM 12
Bermuda
Tel: (441) 294-3309
bpy.brookfield.com

UNITHOLDERS INQUIRIES
Brookfield Property Partners welcomes inquiries from Unitholders, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Keren Dubon, Investor Relations at 855-212-8243 or via email at bpy.enquiries@brookfield.com. Unitholder questions relating to distributions, address changes and unit certificates should be directed to the partnership’s transfer agent, Equiniti Trust Company, LLC, as listed below.

Equiniti Trust Company LLC
By mail:         6201 15th Avenue
Brooklyn, NY 11219
Tel:         (718) 921-8124; (800) 937-5449
Website:        https://equiniti.com/us/ast-access

COMMUNICATIONS
Brookfield Property Partners maintains a website, bpy.brookfield.com, which provides access to our published reports, press releases, statutory filings, and unit and distribution information as well as summary information on our outstanding preferred units.

We maintain an investor relations program and strive to respond to inquiries in a timely manner.